Exhibit 99.1

Confidential

Missfresh Limited Announces Appointment of New Independent Director and Changes to Board Composition

BEIJING, China, August 16, 2021 – Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator and leader in China’s neighborhood retail industry, today announced the Company’s board of directors (the “Board”) has approved the appointment of Mr. Shun Lam Steven Tang as an independent director of the Company and the following changes to the Board’s composition, effective immediately.

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Mr. Shun Lam Steven Tang has been appointed as a member of the audit committee of the Board, a member of the compensation committee of the Board, and the chairman of the nominating and corporate governance committee of the Board.

•	Mr. Hansong Zhu has been appointed as the chairman of the compensation committee of the Board, in addition to his position as the chairman of the audit committee of the Board.

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Mr. Zheng Xu, the chairman and chief executive officer of the Company, no longer serves any position in the audit committee of the Board or the nominating and corporate governance committee of the Board.

•	Mr. Jun Wang, the director, chief financial officer and head of retail cloud business of the Company, no longer serves any position in the compensation committee of the Board.

Upon the effectiveness of the appointment, all three committees under the Board will consist of independent directors solely.

Mr. Tang brings to the Board over 35 years of international corporate experience across various industries, including high-tech, internet, semiconductors, electronics, automotive, forestry, pharmaceutical and consumer sectors. Mr. Tang also served as director and committee member of several public and private companies.

“We are delighted and honored to welcome Mr. Tang to our Board,” said Mr. Zheng Xu, Founder, Chairman and Chief Executive Officer of the Company. “His depth of experience spanning over three decades is exceptional. I am confident his broad-based expertise and strategic insights will add high value to our Board and our operations. We look forward to working with him as we further grow our business and strengthen our mission to help every family enjoy quality grocery at their fingertips.”

Mr. Tang has served as a consultant to Warburg Pincus China since January 2007. He served as an independent director at Uxin Limited (Nasdaq: UXIN) from June 2019 to July 2021. Prior to that, he served as a member of the board of directors of Vital Mobile Holdings Limited (HKEx: 6133) from 2015 to 2019. From 2010 to 2015, Mr. Tang served at RDA Microelectronics Limited first as a senior vice president of operations and subsequently as a director and executive chairman. Mr. Tang has been appointed as an independent non-executive director of Greenheart Group Limited (HKEx: 94) since July 2015. From 2008 to 2010, Mr. Tang served as the chief executive officer of Coolsand Technology. He also served as the non-executive chairman for the chairman of China Eco-Farming Limited from 2008 to 2009, and an independent non-executive director of Asia Coal Limited from 2003 to 2005. Mr. Tang was the president, Asia Pacific of Viasystems Group, Inc., a company previously listed on the New York Stock Exchange, from 1999 to 2007. Mr. Tang received his bachelor’s degree in electrical and electronic engineering from Nottingham University and an MBA degree from Bradford University.

Confidential

About Missfresh Limited

Missfresh Limited is an innovator and leader in China’s neighborhood retail industry. The Company invented the Distributed Mini Warehouse (DMW) model to operate an integrated online-and-offline on-demand retail business focusing on offering fresh produce and fast-moving consumer goods (FMCGs). Through the “Missfresh” mobile application and Mini Program embedded in third-party social platforms, consumers can easily purchase quality groceries at their fingertips and have the finest products delivered to their doorstep in 39 minutes on average.

Leveraging its core capabilities, Missfresh launched an intelligent fresh market business in the second half of 2020. This innovative business model is dedicated to standardizing and transforming fresh markets into smart fresh malls. Missfresh has also built up a full stack of proprietary technologies that empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers, to jumpstart and efficiently operate their business in a digital way.

For more information, please visit: http://ir.missfresh.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

Email: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: missfresh@tpg-ir.com